SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 6, 2013

On March 6, 2013, at 12:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members as per the signatures below. Board Member José Alcides Santoro Martins did not attend the meeting, and was replaced by his respective alternate member, Arão Dias Tisser. The Chief Executive Officer Carlos Fadigas de Souza Filho, Officers Décio Oddone da Costa, Luciano Guidolin, Marcela Drehmer, Mauricio Ferro and Rui Chammas, in addition to Fernando Musa, in charge of the Units in the United States and Europe, Marcelo Cerqueira, in charge of the Vinyl Unit and Guilherme A.C. Furtado Filho, in charge of the Corporate Governance area, were present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: After due analysis of the Deliberation Proposal (“PD”), of which a copy and attached documentation were previously sent for acknowledgment by the Board Members, as set out in the Internal Rules, and shall remain duly filed at the registered office of the Company, the following deliberation was unanimously approved  by those present, under the terms and conditions set forth in the respective PD: 1) PD.CA/BAK 01/2013 – Entry into the Share Capital of Odebrecht Comercializadora de Energia S.A. by Braskem S.A., with the Executive Office of Braskem authorized to sign the documents necessary for implementation of this deliberation. II) Subjects for Acknowledgement: Presentations were made by the persons in charge of the matters included in the agenda. III)  Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, March  6, 2013. Sgd.: Marcelo Bahia Odebrecht – Chairman, Marcella Menezes Fagundes – Secretary, José Carlos Cosenza – Vice Chairman, Alfredo Lisboa Ribeiro Tellechea, Almir Guilherme Barbassa, Álvaro Fernandes da Cunha Filho, Arão Dias Tisser, Felipe Montoro Jens, Luiz de Mendonça, Newton Sergio de Souza, Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.